

Mail Stop 4631

November 30, 2009

via U.S. mail and facsimile

Mr. Frank Rossana, President, Director
BigWest Environmental, Inc.
1305 W. Horizon Ridge Drive, Suite 1922
Henderson, NV 89014

> **RE: BigWest Environmental, Inc.**
> **Form 8-K/A Item 4.01**
> **Filed November 24, 2009**
> **File No. 333-152837**

Dear Mr. Rosanna:

   We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1. You have responded that The Blackwing Group resigned rather than was dismissed, and that the disclosure in the amended filing has been corrected. However, we note the first paragraph of the amended filing continues to state that the Board of Directors approved of "the dismissal" of the Blackwing Group, LLC. Please revise your filing accordingly.

2. In the third paragraph of the amended filing, you state the letter from The Blackwing Group has not yet been received. However, the Exhibit 16 letter was filed with this amendment and was dated November 22, 2009. Accordingly, please remove this sentence from the filing. However, we also note the Exhibit 16 letter states "We have read the statements that we understand BigWest Environmental, Inc. will include under Item 4.01 of the Form 8-K report it will file regarding the recent change of auditors." The language should, instead, refer to the statements made in the amended filing, and not to any intended disclosure. Therefore, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

3. You have responded that the amended filing complies with our comment 3 in our letter dated November 16, 2009. However, we note the disclosure in the fourth paragraph of the amended filing has not changed. We understand you requested Sam Kan, CPAs to review and audit the requisite periods, which the firm has completed. However, this

disclosure does not address the requirements of Item 304(a)(2) of Regulation S-K. Therefore, as previously requested, please revise your filing to disclose whether during the two most recent fiscal years and any subsequent interim period preceding the engagement, you consulted the successor auditor regarding (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv)) or a reportable event (as described in paragraph 304(a)(1)(v)).

4. Also as previously requested in our letter dated November 16, 2009, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   This statement may be provided to us in a response letter filed as correspondence on EDGAR.

*   *   *   *

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant